Himalaya Shipping Ltd. (HSHP) – Prospectus Summary for transfer of listing from Euronext Expand to Euronext Oslo Børs

Hamilton, Bermuda, June 2, 2025

Himalaya Shipping Ltd. ("HSHP" or the "Company" or "Himalaya Shipping") refers to the announcement on May 27, 2025 regarding Euronext Oslo Børs' resolution to transfer the listing of the shares in the Company from Euronext Expand to Euronext Oslo Børs.

The first day of trading of the shares in the Company on Euronext Oslo Børs will be on June 3, 2025. Consequently, the last day of trading of the shares in the Company on Euronext Expand was today, June 2, 2025.

The ticker and the ISIN of the shares in the Company will remain unchanged.

The Company has published a prospectus summary serving as a transfer listing document only, pursuant to Article 1 (5) (j) of Regulation (EU) 2017/1129. The prospectus summary is available on the Investor Relations pages at the Company's website (himalaya-shipping.com) and can be accessed using the following link: himalaya-shipping.com/content/uploads/2025/06/2025-06-02-Prospectus-Summary-1.pdf. The prospectus summary is also attached to this stock exchange notice.

The Company's contracted CEO, Lars-Christian Svensen, says the following:

"This strategic move marks a significant milestone in the Company's development and reflects our continued commitment to transparency, governance, and long-term value creation.

We believe that a listing on Euronext Oslo Børs will enhance the visibility and credibility of Himalaya Shipping in the capital markets, improve liquidity in the share, and broaden our appeal to a wider base of institutional investors, including larger domestic and international funds.

We are proud to take this important step in our journey. Uplisting to Euronext Oslo Børs is a testament to the strength of our business model, the dedication of our team, and the confidence we have in our future growth."

Ro Sommernes advokatfirma DA is acting as legal counsel to the Company.

For further queries, please contact the Company's contracted CEO, Lars-Christian Svensen, telephone +47 476 38 756 or the contracted CFO, Vidar Hasund, telephone +47 913 61 726.

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve Newcastlemax dry bulk vessels in operation.

This information is subject to the disclosure requirements pursuant to Section 5 -12 the Norwegian Securities Trading Act.

Forward looking statements:

This prospectus summary and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, which may be identified by words such as "aim," "believe," "could," "expect", "intend," "likely to," "due to," "plan," "potential," "will," "may," "should," or other similar expressions and include statements about the planned listing of the Issuer's shares on the Oslo Bors and expected benefits of such a listing and expected timetable and other non-historical statements. These forward-looking statements are not statements of historical fact and involve risks, uncertainties, contingencies and factors that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements including risks relating to the planned listing on the Oslo Bors and risks relating to the expected benefits of such a listing and other risks described under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.